Exhibit 99.2

China Yuchai International Limited

VOTE

000004

ENDORSEMENT_LINE______________ SACKPACK____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 8:00 A.M. New York Time, on July 20, 2022

Online
Go to **www.investorvote.com/CYD** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CYD

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR all other Proposals.

Proposal	For	Against	Abstain
1. To receive and adopt the audited financial statements and independent auditors' report for the financial year ended December 31, 2021.	☐	☐	☐
2. To approve an increase in the limit of the Directors' fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$538,493 for the financial year 2021 (Directors' fees paid for the financial year 2020 was US$556,229).	☐	☐	☐

3. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

01 - Mr Kwek Leng Peck
02 - Mr Gan Khai Choon
03 - Mr Hoh Weng Ming
04 - Mr Neo Poh Kiat
05 - Mr Ho Raymond Chi-Keung
06 - Mr Xie Tao
07 - Mr Stephen Ho Kiam Kong
08 - Mr Li Hanyang
09 - Mr Wu Qiwei

☐ **Mark here to vote FOR all nominees**

☐ **Mark here to WITHHOLD vote from all nominees**

☐ **For All EXCEPT** - To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right.

01	02	03	04	05	06	07	08	09
☐	☐	☐	☐	☐	☐	☐	☐	☐

Proposal	For	Against	Abstain
4. To authorize the Board of Directors (the "**Board**") to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.	☐	☐	☐
5. To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title as such. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 JNT

1 U P X 5 4 4 6 9 9

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

03NOQC

The Annual General Meeting of China Yuchai International Limited will be held on July 22, 2022 at 8:00 A.M. New York Time (8:00 P.M. Singapore Time), virtually via the internet at www.meetnow.global/MKFPQ7U, with no physical attendance at the Meeting. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. Important notice regarding the Internet availability of proxy materials for the Annual General Meeting. The material is available at: www.edocumentview.com/CYD. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CYD qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy—China Yuchai International Limited + Annual General Meeting—July 22, 2022 The undersigned hereby appoints, or failing whom, the Chairman of the Meeting or such other person as he may designate as proxy(ies), and hereby authorizes such proxy(ies) to attend and vote, as provided on the other side, the shares of the undersigned, with all the powers which the undersigned would possess at the Annual General Meeting of China Yuchai International Limited to be held at 8:00 A.M. New York Time (8:00 P.M. Singapore Time) on July 22, 2022, or at any postponement or adjournment thereof.    Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the proxy(ies) will have authority to vote FOR the election of the Board of Directors and FOR the other items.    In their discretion, the proxy(ies) are authorized to vote upon such other business as may properly come before the Meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below.